Exhibit (a)(28)

TEXT OF E-MAIL TO ASPEN EMPLOYEES

THIRD PROXY ADVISORY FIRM RECOMMENDS ASPEN SHAREHOLDERS REJECT

ENDURANCE PROPOSALS

GLASS LEWIS RECOMMENDS VOTING AGAINST SUPPORTING ENDURANCE’S PROPOSALS

Proxy advisory firm, Glass Lewis, has recommended that shareholders vote against supporting Endurance’s proposals to increase the size of our Board and to apply to the Bermuda Supreme Court for a Scheme of Arrangement. This follows similar recommendations from Institutional Shareholder Services and Egan-Jones Proxy Services at the end of last week.

We have issued the attached announcement to the market today and as always, if you have further questions about this or any related matters, please direct these to Mike Cain or Patricia Roufca in the first instance.